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CONSENT OF INDEPENDENT REGISTERED

 PUBLIC ACCOUNTING FIRM

The Board of Directors
Great Basin Gold Ltd.

We consent to the inclusion in this annual report on Form 40-F:

1.

our Auditors’ Report dated March 16, 2007 on the consolidated balance sheets of Great Basin Gold Ltd. (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended;

2.	our Auditors' Report dated March 30, 2007 on the supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles – Item 18";

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 9, 2007

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